UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Adams Golf, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

006228-10-0

(CUSIP number)

Dennis O. Garris Alston & Bird LLP 950 F Street NW Washington, DC 20004-1404 (202) 239-3452

(Name, address and telephone number of person authorized to receive notices and communications)

March 18, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 006228-10-0

(1)	Names of reporting persons SJ Strategic Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,116,923*
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,116,923
(11)	Aggregate amount beneficially owned by each reporting person 1,116,923
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.0%**
(14)	Type of reporting person (see instructions) OO

*	SJ Strategic Investments LLC entered into a voting agreement with Taylor Made Golf Company, Inc. (“Parent”), pursuant to which it granted Parent an irrevocable proxy. See Item 4.

**	Based on 7,994,261 shares of Common Stock outstanding as of March 6, 2012, according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 6, 2012.

SCHEDULE 13D

CUSIP No. 006228-10-0

(1)	Names of reporting persons John M. Gregory
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,588,846*
	(9)	Sole dispositive power 12,273
	(10)	Shared dispositive power 1,116,923
(11)	Aggregate amount beneficially owned by each reporting person 1,588,846*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%**
(14)	Type of reporting person (see instructions) IN

*

Includes 459,650 shares of Common Stock beneficially owned by Roland E. Casati (“Casati”) for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement described in Amendment No. 4 to this Schedule 13D. Additionally, John M. Gregory entered into a voting agreement with Parent, pursuant to which he granted Parent an irrevocable proxy. See Item 4.

**	Based on 7,994,261 shares of Common Stock outstanding as of March 6, 2012, according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 6, 2012.

SCHEDULE 13D

CUSIP No. 006228-10-0

(1)	Names of reporting persons Joseph R. Gregory
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,591,596*
	(9)	Sole dispositive power 1,131,946
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,591,596*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.9%**
(14)	Type of reporting person (see instructions) IN

*

Includes 459,650 shares of Common Stock beneficially owned by Casati for which Casati has granted an irrevocable proxy to John M. Gregory and Joseph R. Gregory pursuant to the Voting Agreement described in Amendment No. 4 to this Schedule 13D. Additionally, Joseph R. Gregory entered into a voting agreement with Parent, pursuant to which he granted Parent an irrevocable proxy. See Item 4.

**	Based on 7,994,261 shares of Common Stock outstanding as of March 6, 2012, according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 6, 2012.

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the statement on Schedule 13D initially filed on January 30, 2007 (the “Original Filing”), as amended by Amendment No. 1 filed on May 23, 2007, Amendment No. 2 filed on November 6, 2007 and Amendment No. 3 filed on November 30, 2007, with respect to SJ Strategic Investments LLC (“SJSI”), John M. Gregory, Joan P. Gregory, Susan Gregory, James M. Gregory and Joseph R. Gregory (the “Initial Reporting Persons”), Amendment No. 4 filed on November 17, 2011, with respect to the Initial Reporting Persons and Roland E. Casati (“Casati”), Amendment No. 5 filed on November 29, 2011, Amendment No. 6 filed on December 7, 2011, and Amendment No. 7 filed on February 21, 2012, with respect to SJSI, John M. Gregory, Joseph R. Gregory and Casati. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 8. Capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Original Filing, as amended. This Amendment No. 8 is being filed jointly pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, by SJSI, John M. Gregory and Joseph R. Gregory (the “Reporting Persons”).

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following information:

On March 18, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Taylor Made Golf Company, Inc. (“Parent”) and Apple Tree Acquisition Corp., a wholly-owned subsidiary of Parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”), and each issued and outstanding share of the Issuer’s Common Stock will convert into the right to receive the consideration set forth in the Merger Agreement.

Concurrent with and as a condition to Parent entering into the Merger Agreement, each of the Reporting Persons entered into a voting agreement with Parent (the “Voting Agreement”), with respect to all of the shares of the Issuer’s Common Stock that are currently or will be beneficially owned by such Reporting Persons, excluding the shares owned by Roland E. Casati (“Voting Agreement Shares”). During the term of the Voting Agreement, each of the Reporting Persons has agreed, among other things, to: (1) vote all Voting Agreement Shares in favor of the Merger and the transactions related to the Merger; and (2) vote all Voting Agreement Shares against any alternative business combination transaction. However, if the Issuer’s board of directors makes a change in its recommendation that is adverse to the Merger in accordance with the Merger Agreement, certain of the Voting Agreement Shares will be released from the Voting Agreement. The Voting Agreement also contains certain restrictions on the ability of each of the Reporting Persons to transfer the Voting Agreement Shares during the term of the Voting Agreement.

Concurrent with the execution and delivery of the Voting Agreement, each Reporting Person granted an irrevocable proxy to Parent and William S. Reimus, to vote and exercise all voting rights with respect to the matters described above.

A copy of the Voting Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement.

Copies of the irrevocable proxies granted by each Reporting Person are filed herewith as exhibits and incorporated herein by reference, and any descriptions herein of the irrevocable proxies are qualified in their entirety by reference to such irrevocable proxies.

The voting agreement, dated November 17, 2011, by and among John M. Gregory, Joseph R. Gregory and Casati remains in effect.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following information:

The description of the Voting Agreement described in Item 4 is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 20, 2012, among SJ Strategic Investments LLC, John M. Gregory and Joseph R. Gregory

Exhibit 2	Voting Agreement, dated as of March 18, 2012, by and between Taylor Made Golf Company, Inc. and SJ Strategic Investments LLC, John M. Gregory and Joseph R. Gregory, each as a stockholder of Adam’s Golf, Inc.

Exhibit 3	Irrevocable Proxy of Joseph R. Gregory, dated March 18, 2012

Exhibit 4	Irrevocable Proxy of John M. Gregory, dated March 18, 2012

Exhibit 5	Irrevocable Proxy of SJ Strategic Investments LLC, dated March 18, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Date: March 20, 2012

SJ Strategic Investments LLC

By:	/s/ John M. Gregory
John M. Gregory
Its: Managing Member

/s/ John M. Gregory
John M. Gregory

/s/ Joseph R. Gregory
Joseph R. Gregory

EXHIBIT INDEX

Exhibit No.	Description
1	Joint Filing Agreement, dated March 20, 2012, among SJ Strategic Investments LLC, John M. Gregory and Joseph R. Gregory

2	Voting Agreement, dated as of March 18, 2012, by and between Taylor Made Golf Company, Inc. and SJ Strategic Investments LLC, John M. Gregory and Joseph R. Gregory, each as a stockholder of Adam’s Golf, Inc.

3	Irrevocable Proxy of Joseph R. Gregory, dated March 18, 2012

4	Irrevocable Proxy of John M. Gregory, dated March 18, 2012

5	Irrevocable Proxy of SJ Strategic Investments LLC, dated March 18, 2012